ROPES & GRAY LLP

PRUDENTIAL TOWER

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June 26, 2013	James M. Forbes
617-235-4765
James.Forbes@ropesgray.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GMO Trust (the “Trust”) (File No.811-04347)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of the Trust pursuant to (1) the Investment Company Act of 1940, as amended (the “1940 Act”), (2) Form N-1A and (3) Regulation S-T, is Amendment No. 209 to the Trust’s Registration Statement under the 1940 Act (“Amendment No. 209”), including the private placement memorandum, the statement of additional information, other information, the signature page, and exhibits relating to GMO Alternative Asset Opportunity Fund, GMO Benchmark-Free Fund, GMO Debt Opportunities Fund, GMO High Quality Short-Duration Bond Fund, GMO Implementation Fund, GMO Special Situations Fund, GMO U.S. Flexible Equities Fund, and GMO World Opportunity Overlay Fund, each a series of the Trust (collectively, the “Funds”).

Amendment No. 209 is being filed primarily in order to file a revised definitive version of the Funds’ private placement memorandum and statement of additional information. It is intended that this Amendment No. 209 become effective immediately upon filing in accordance with Section 8 of the 1940 Act.

The Funds constitute eight of the fifty-four series of the Trust. Other series of the Trust are offered through separate prospectuses and a statement of additional information, and no information contained herein is intended to amend or supersede any prior filing relating to any other series of the Trust.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (617) 235-4765.

Very truly yours,

/s/ James M. Forbes

James M. Forbes

Enclosures

cc:	J.B. Kittredge, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq.

Elizabeth J. Reza, Esq.